UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                         March                           , 2005
                ----------------------------------------------------------



                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F  [X]       Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [_]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated March 1, 2005.

                                  Exhibit 99.1

                                    Golar LNG
                                  December 2004

FOURTH QUARTER AND TWELVE MONTHS RESULTS

Golar LNG reports net income of $19.1 million for the three months ended December 31, 2004 and operating income of $21.2 million as compared to $5.2 million (restated) and $19.7 million, respectively, for last quarter ($13.9 million and $17.6 million, respectively, for the fourth quarter of 2003). Net cash provided by operating activities has increased from $14.2 million for the fourth quarter of 2003 to $18.6 million for the fourth quarter of 2004.

These results include the Company's share of Korea Line Corporation's ("Korea Line") net income for the three months to December 31, 2004, of $3.9 million as compared to last quarter's $0.8 million (restated) in respect of Golar's 21% shareholding. Following the completion of work to convert Korea Line's financial results from Korean GAAP to US GAAP, adjustments have been to the amounts originally reported in previous quarters for Golar's share of Korea Line's US GAAP net income. The adjustments relate to the accounting treatment of foreign currency transactions since under US GAAP the functional currency of Korea Line is different to that under Korean GAAP. As a result the Company has restated the net earnings contributions from Korea Line during the nine months to September 30, 2004 from $15.0 million to $11.9 million. Net income from Korea Line for the quarter ended September 30, 2004 and June 30, 2004 have been restated to $0.8 million and $5.9 million from $1.1 million and $7.3 million respectively. Stockholders' equity as at September 30, 2004 as restated amounts to $378.4 million as compared to $382.3 million as originally stated.

Basic earnings per share for the nine months to September 30, 2004 as restated amounts to $0.60 as compared to $0.65 as originally reported. Basic earnings per share for the quarter ended June 30, 2004 as restated amounts to $0.32 as compared to $0.34. There was no restatement to basic earnings per share for the three months ended September 30, 2004.

Golar's net income from Korea Line in the fourth quarter of 2004 under US GAAP is considerably less than a 21% share of Korean Line's reported Korean GAAP earnings due to a large foreign currency translation gain on US dollar borrowings caused by the weakness of the US dollar in the fourth quarter of 2004, which does not arise when Korea Line's results are converted to US GAAP.

Earnings this quarter have been affected by a net gain (after minority interest) on interest rate swaps of $2.6 million and unrealised foreign exchange and currency swap gains of $2.6 million.

Earnings per share for the quarter were $0.29 as compared to $0.08 last quarter ($0.22 for the fourth quarter of 2003).

For the twelve months ended December 31, 2004 the Company reports net income of $58.6 million as compared to $39.6 million for the same period in 2003 and operating income of $76.1 million as compared to $62.1 million for the same period in 2003. Earnings per share for the twelve months to December 31, 2004 were $0.89 and were $0.68 for the same period in 2003.

Operating revenues for the fourth quarter of 2004 were $45.4 million as compared to $43.5 million for the third quarter of 2004 ($38.2 million for the fourth quarter of 2003). Average daily time charter equivalents (TCEs) were $54,300 for the fourth quarter of 2004 against last quarter's $54,520 ($57,500 for fourth quarter of 2003). The average daily TCE was affected by commercial waiting time in respect of the Golar Frost, which was unemployed due to the weakness in the market for most of the quarter.

Vessel operating expenses for the fourth quarter of 2004 were $9.6 million compared with $9.7 million for the previous quarter ($8.5 million for the fourth quarter of 2003). The increase from last year is due to the addition of the Golar Frost and Golar Winter to the fleet.

Administration costs were $3.1 million for the quarter as compared to $1.8 million last quarter and $2.3 million for the fourth quarter of 2003. The weakness in the USD continues to adversely impact administrative expenses due to the fact that the majority of Golar's administrative costs are incurred in British pounds (GBP). This exchange exposure should be alleviated to some extent in the future due to the fact that some of the GBP expenses at Golar's London office will effectively be replaced by USD management fees from the ship managers as a result of Golar's reorganisation announced in January 2005. In addition to currency effects administrative expenses have been impacted this quarter in particular by a provision for accounting and auditing costs associated with the work required in respect of Korea Line's results.

Net interest expense for the fourth quarter of 2004 was $8.8 million, which compares to $8.7 million for third quarter of 2004 and $6.4 million for the same period in 2003. Interest expense and interest income includes $10 million and $8.6 million respectively relating to the Company's lease finance transactions, including the Golar Winter funded lease.

Other financial items of $5.7 million expense includes a gain of $4.1 million associated with the increase in fair value of interest rate swaps, which include this quarter the effect of an additional $85.0 million of interest rate swaps, as compared to a $5.3 million loss last quarter ($4.7 million gain for the fourth quarter of 2003). The gain on the swaps which relate to the 60% owned Golar Mazo, is reduced by the minority interest element of 40% resulting in a net book gain on all swaps of $2.6 million as compared to a $3.6 million loss last quarter ($2.8 million gain for the fourth quarter of 2003). Other financial items also include net foreign exchange translation and currency swap losses. The Company recorded a net unrealised foreign exchange and currency swap gain of $2.6 million in respect of its leases during the fourth quarter of 2004, as compared to a loss of $1.0 million last quarter.

The  number  of  shares  outstanding  as of  December  31,  2004 was  65,612,000
(December 31, 2003: 65,612,000). The weighted average number of shares outstanding for the fourth quarter of 2004 and the twelve months ended December 31, 2003 was 65,612,000 and 58,532,548 respectively.

FINANCING

The Company has entered into interest rate swaps on an additional $85 million of debt for varying periods of between 5 and 10 years during the quarter and a further $60 million during January 2005. As at December 31, 2004 approximately $428 million of debt accrues interest at a fixed rate ($488 million as at February 28, 2005), which represents approximately 51% of total bank debt and net (after deduction of restricted cash deposits) capital lease obligations.

In January 2005, the Company entered into a $120 million loan facility in respect of its newbuilding the Golar Viking, which was delivered in January 2005. This generated $27 million in additional liquidity for the Company.

Refinancing plans, reported last quarter, for Golar's existing fleet are at an advanced stage and it is expected that a refinancing will be completed before the end of Q1 2005. It is anticipated that this will release approximately $45 million of additional liquidity.

CORPORATE AND OTHER MATTERS

As at December 31, 2004 Golar has a 21% shareholding in Korea Line, which is unchanged from June 30, 2004. The total cost of this investment was $34.1 million. As at February 28 2005, the market value of this investment was approximately $79 million, based on Korea Line's share price.

On January 17, 2005 the Company announced a reorganisation of its technical fleet operation, the aim of which is to improve service level to the Company's customers through closer proximity and to secure a long-term high quality workforce for the ships. The reorganisation will lead to the opening of two new offices, one based in Singapore to cover the Asia / Pacific market and one based in Oslo to cover the Atlantic market. The Company has teamed up with two leading ship managers to run these offices. The Singapore office will operate with Thome Ship Management and the Oslo office will be operated with Barber Ship Management. Control and supervision of technical fleet operations will however remain with Golar.

The second and final Service Conference in respect of the Livorno project has been postponed until April 2005. Discussions are currently taking place regarding a broader participation by Golar in this project.

The Company is continuing to evaluate several other potential terminal projects in addition to the potential investment in "TORP" technology announced on January 11, 2005. In particular the Company has had discussions with the ministries of energy in several countries regarding the introduction of floating LNG storage and regasification units. The purpose of these discussions is mainly to lower the cost of electricity production by introducing LNG as supplementary feedstock to oil products.

The technical upgrading of the four vessels on charter to BG will be completed in the first quarter of 2005. Approximately $50 million has been spent on upgrading and drydocking during the last three years. Unscheduled offhire for repairs and maintenance for the whole fleet has been less than 60 hours in 2004.

MARKET

Worldwide consumption of LNG has never been higher; there are an unprecedented number of LNG projects under construction and development, and prevailing energy prices in both East and West have ensured that any available LNG production is immediately committed.

LNG production during 2004 was at a record level of 134.8 million tonnes per year (MMTA) with a further 10.9 MMTA due on-stream during 2005 and 21.5 MMTA in 2006. The continued strength of demand for LNG has ensured accelerating development of new LNG production projects: Total's Yemen Project is now firm and is seeking tonnage, while the expected confirmation of Shell's Qatar project, following the ExxonMobil and ConocoPhillips projects, as well as new projects in Nigeria will further enhance demand for shipping. It is further assumed that Korea's Kogas will be in need of additional tonnage to meet increasing demand.

At the end of 2004 there were 174 existing LNG carriers with 105 more on order. 2007 will see more than 30 vessels delivered, the first time that more than 30 ships will be delivered in one year. In spite of this output the huge increase in demand, particularly from Qatar, is likely to lead to further pressure on the availability of newbuillding slots and thereby newbuilding prices.

The strong Asian demand for LNG has supported strong Asian LNG prices and has weakened the shipping market by reducing the tonne-mile demand compared to longer haul transportation.

Restricted LNG supply has reduced the number of cargoes available on the spot market, which has limited the commercial opportunities for the strategic alliance with Exmar.

The Board anticipates that the market for spot tonnage will remain weak for the next 1-2 years. The weakness in the spot market is likely to lead to opportunities to consolidate the market further.

OUTLOOK

Considerable management time is currently being spent on developing tailor made floating LNG infrastructure alternatives. Strong oil prices relative to Gas prices, the environmental benefits of burning gas compared to oil and the shortage of power in various parts of the world, particularly China, has created an interesting niche for floating LNG / power solutions. The Board has a strong belief in this market where the availability of the Company's older vessels will give the Company a competitive edge. The Board is of the opinion that the cost savings generated through such solutions will make this a better margin business than the very competitive long-term charter business.

As more LNG comes to the market and shipbuilding market remains tight, it is likely that the commercial value of the Companies spot tonnage will increase.

The majority of the Company's fleet (7 vessels) is committed long-term to first class charterers. These 7 ships are likely to show an improved net income result for 2005. The net income break even for the remaining three ships is approximately$39,500 per day, while the cash break even is approximately$37,000 per day. One of the open ships is covered by a short-term charter for the first quarter 2005. In the current market conditions it is not likely that the three spot ships will generate a positive net income contribution for 2005.

Net income for the first quarter of 2005 will be impacted by the dry-docking of two vessels, although no off hire is expected to be incurred for one of these, the Golar Mazo, because of the way its charter is structured. Interest rate swap valuations will continue to be a material factor.

The Board remains optimistic about the Company's long-term outlook, but sees challenges in the short-term created by the temporary over supply of tonnage. Financially the Company is well prepared to meet these challenges.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

March 1, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim: Director and Chief Executive Officer +44 7734 976 575 Graham Robjohns: Chief Accounting Officer & Group Financial Controller
+44 207 517 8600
Charlie Peile: Executive Vice President, Head of Commercial +44 207 517 8600


GOLAR LNG LIMITED FOURTH QUARTER 2004 REPORT (UNAUDITED)

                                                                                                              2003
                                                                2004           2003            2004         Jan - Dec
INCOME STATEMENT                                              Oct - Dec      Oct - Dec      Jan - Dec       unaudited
(in thousands of $)                                           unaudited      unaudited      unaudited      (restated)
-------------------                                           ---------      ---------      ---------      ----------
Operating revenues                                             45,378          38,249        163,410        132,765
Vessel operating expenses                                       9,587           8,537         35,759         30,156
Voyage expenses                                                   668           1,053          2,561          2,187
Administrative expenses                                         3,051           2,290          8,471          7,138
Depreciation and amortisation                                  10,910           8,756         40,502         31,147
Total operating expenses                                       24,216          20,636         87,293         70,628
Operating income                                               21,162          17,613         76,117         62,137
Interest income                                                 8,896           6,390         31,879         14,800
Interest expense                                              (17,667)        (12,798)       (61,987)       (37,157)
Other financial items                                           5,653           6,030          4,804          7,217
Income before taxes and minority interest                      18,044          17,235         50,813         46,997
Minority interest                                              (2,751)          3,056         (7,575)        (7,052)
Taxes                                                             (72)            247           (420)          (375)
Equity in net earnings of investee                              3,916               -         15,780              -
Net income                                                     19,137          13,932         58,598         39,570

Earnings per share ($)                                          $0.29           $0.22          $0.89          $0.68

                                                                         2003
                                                       2004             Dec 31
BALANCE SHEET                                         Dec 31          unaudited
(in thousands of $)                                  unaudited        (restated)
-------------------                                  ---------        ----------

ASSETS
Short term
Cash and cash equivalents                               51,598         117,883
Restricted cash and short-term investments              41,953          32,095
Other current assets                                    22,358          20,598
Amounts due from related parties                           294             180
Long term
Restricted cash                                        714,802         623,179
Equity in net assets of non-consolidated associate      51,634          12,031
Newbuildings                                           145,233         207,797
Vessels and equipment, net                           1,078,383         764,483
Other long term assets                                   6,839           5,577
Total assets                                         2,113,094       1,783,823

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long term debt                       66,457          61,331
Current portion of capital lease obligations             2,662               -
Other current liabilities                               46,401          60,190
Amounts due to related parties                             374             600
Long term
Long term debt                                         636,497         593,904
Long term capital lease obligations                    842,853         616,210
Other long term liabilities                             86,033          94,226
Minority interest                                       26,282          18,706
Stockholders' equity                                   405,535         338,656
Total liabilities and stockholders' equity           2,113,094       1,783,823

                                                                                                           2003
                                                                2004            2003         2004        Jan-Dec
STATEMENT OF CASH FLOWS                                       Oct - Dec       Oct -Dec     Jan - Dec    unaudited
(in thousands of $)                                           unaudited       unaudited    unaudited    (restated)
-------------------                                           ---------       ---------    ---------    ----------
OPERATING ACTIVITIES
Net income                                                     19,137          13,932         58,598         39,570
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                                  10,910           8,756         40,502         31,147
Amortisation of deferred charges                                  373             254          1,270          1,574
Income attributable to minority interests                       2,751           3,056          7,575          7,052
Equity in profit of non-consolidated associates                (3,916)              -        (15,780)             -
Drydocking expenditure                                         (2,172)         (1,735)       (13,299)       (12,737)
Change in market value of interest rate and currency          (15,855)         (4,680)       (12,237)        (6,401)
derivatives
Unrealised foreign exchange loss/(gain)                         9,100          (1,664)         5,161        (2,993)
Change in operating assets and liabilities                     (1,742)         (3,716)         3,744            205
Net cash provided by operating activities                      18,586          14,203         75,534         57,417

INVESTING ACTIVITIES
Additions to newbuildings                                     (49,573)        (19,778)      (278,560)       (77,783)
Additions to vessels and equipment                             (3,583)            289         (8,232)        (6,308)
Long-term restricted cash                                        (173)          2,315        (37,515)      (543,643)
Short-term restricted cash and investments                      4,546          (9,570)       (31,633)       (30,781)
Net cash used in investing activities                         (48,783)        (26,744)      (355,940)      (658,515)

FINANCING ACTIVITIES
Proceeds from long-term debt                                        -               -        110,000        506,128
Proceeds from long-term capital lease obligation                    -               -        163,715        616,298
Repayments of long-term capital lease obligation                 (461)              -           (894)             -
Repayments of long-term debt                                  (20,038)        (18,882)       (62,281)      (528,505)
Repayments of long-term debt due to related parties                 -              -               -        (32,703)
Additions to long-term lease obligation                         1,238           1,506          6,321          2,660
Financing costs paid                                             (447)             (9)        (2,733)        (2,140)
Dividends paid to minority shareholders                             -              -               -         (1,695)
Proceeds from issuance of equity net of issuance costs              -          51,006             (7)       106,197
Net cash (used in) / provided by financing activities         (19,708)         33,621        214,121        666,240

Net (decrease)/increase in cash and cash equivalents          (49,905)         21,080        (66,285)        65,142
Cash and cash equivalents at beginning of period              101,503          96,803        117,883         52,741
Cash and cash equivalents at end of period                     51,598         117,883         51,598        117,883


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Golar LNG Limited
                                                      -----------------
                                                        (Registrant)




Date   March 1, 2005             By  /s/ Graham Robjohns
                                     ---------------------------
                                         Graham Robjohns
                                         Secretary and Chief Accounting Officer





03849.0004 #552010